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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
REGISTRATIONS BRANCH
19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi — (631) 270-1607
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020374

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JESSICA de la REZA
Comm# DD0735332
Expires 11/18/2011
Florida Notary Assn., Inc

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

LADENBURG THALMANN & CO. INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.
New York, New York

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ladenburg Thalmann & Co. Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 25, 2011

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
December 31, 2010
(dollars in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 775
Securities owned, at fair value	2,620
Due from clearing broker	10,629
Due from other broker-dealers	1,364
Accounts receivable, net	255
Due from affiliates, net	623
Furniture, equipment and leasehold improvements, net	2,018
Restricted assets	100
Intangible assets, net of accumulated amortization of $2,404	1,452
Goodwill	301
Other assets	953
	$ 21,090
LIABILITIES	
Accrued compensation	$ 3,745
Accrued expenses and other liabilities	3,407
Deferred rent	2,825
	9,977
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	0
Capital in excess of par value	67,371
Accumulated deficit	(56,258)
	11,113
	$ 21,090

LADENBURG THALMANN & CO. INC.

Notes to Statement of Financial Condition
December 31, 2010
(dollars in thousands, except for share and per share data)

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

[3] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[4] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The annual impairment test performed on December 31, 2010, did not indicate any impairment of goodwill. There was no change in the carrying amount of goodwill during 2010.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

NOTE C - SECURITIES OWNED

Securities are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets, that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

Securities owned consist of common stock and warrants measured at fair value of which $752 was based on quoted market prices (Level 1) and $1,868 was based on significant other observable inputs (Level 2).

As of December 31, 2010, approximately $663 of securities owned were deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2010, the Company had net capital of approximately $5,003 which exceeded its minimum capital requirement of $250, by $4,753.

(dollars in thousands, except for share and per share data)

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS (CONTINUED)

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2010 were as follows:

Computer equipment	$ 1,599
Furniture and fixtures	805
Leasehold improvements	2,923
Other	1,438
Total cost	6,765
Less accumulated depreciation and amortization	(4,747)
	$ 2,018

NOTE F - INTANGIBLE ASSETS

Acquired intangible assets, all of which are being amortized, consists of the following at December 31, 2010:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships	2.4	$ 1,474	$ 1,474	$ 0
Customer accounts	6-10	1,378	513	865
Lease	6.4	1,004	417	587
		$ 3,856	$ 2,404	$ 1,452

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2011	$ 6,199	$ 4,695	$ 1,504
2012	5,780	4,756	1,024
2013	5,777	4,818	959
2014	5,427	4,818	609
2015	2,177	2,012	165
	$ 25,360	$ 21,099	$ 4,261

Deferred rent of approximately $2,825 at December 31, 2010 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

[2] Litigation and regulatory matters:

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff's original complaint alleged that the Company and the other defendants violated federal securities laws and various state laws. In August 2005, the Company's motion to dismiss was granted in part and denied in part. On May 27, 2009, the Court granted in part and denied in part motions to dismiss the Second Amended Complaint, and granted the plaintiff leave to replead. On July 9, 2009, the plaintiff filed its Third Amended Complaint, which contains no claims under the federal securities laws, leaving only common law claims; the plaintiff seeks compensatory damages from the defendants of at least $660,000 and punitive damages of $400,000. The Company's motion to dismiss the Third Amended Complaint is currently pending. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $400,000. In April 2006, the Company's motion to dismiss was granted in part and denied in part. On July 23, 2010, the plaintiff dismissed its claims against all defendants other than the

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] **Litigation and regulatory matters: (continued)**

Company and the former Company employee. The Company's motion for reconsideration of the motion to dismiss as to the remaining claims is currently pending. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In July 2008, a suit was filed in the Circuit Court for the 17th Judicial Circuit, Broward County, Florida, by BankAtlantic and BankAtlantic Bancorp, Inc. against the Company and a former research analyst of the Company. The plaintiffs alleged, among other things, that research reports issued by defendants were false and defamatory, and that defendants were liable for defamation per se and negligence; the amount of the alleged damages was unspecified. In February 2010, the plaintiffs entered into a settlement agreement resolving all claims against the Company for a total amount of $350 payable in equal installments of $175 in March 2010, which was paid, and March 2011 (included in accrued expenses and other liabilities). On July 1, 2010, the plaintiffs and the former research analyst of the Company voluntarily dismissed the remaining claims with prejudice. In November 2010, the former research analyst of the Company initiated an arbitration proceeding against the Company for indemnification and breach of contract, seeking reimbursement of expenses he incurred in defending the suit. The Company believes that the claims are without merit and intends to vigorously defend against them.

In February 2010, an arbitration case was commenced by a former employee against the Company. The claim asserted breach of an employment agreement and sought compensatory damages of $750. In April 2010, the Company entered into an agreement with the former employee resolving all claims, pursuant to which the Company paid the former employee $4 and certain other noncash compensation valued at $243.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Such liability amounted to approximately $201 at December 31, 2010 (included in accrued expenses and other liabilities). With respect to pending matters, including the litigation referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, or liquidity.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. The provision for income taxes represents state and local tax based on capital. The effective tax rate differs from the benefit calculated at the federal statutory rate primarily because of the recording of a valuation allowance to offset the deferred tax asset related to net operating loss carryforwards at December 31, 2010 including the loss incurred in 2010.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2010, the Company had deferred tax assets of approximately $13,600 which are primarily attributable to net operating loss carryforwards and accruals which are not currently deductible

(dollars in thousands, except for share and per share data)

NOTE H - INCOME TAXES (CONTINUED)

for tax purposes. A valuation allowance has been established to offset such amount, as the Company is unable to conclude that it is more likely than not that the tax benefits will be realized. During 2010, the valuation allowance increased by approximately $1,100.

At December 31, 2010, the Company's share of the net operating loss carryforwards, which expire in various years from 2015 through 2027, are approximately $19,800.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2010.

The Company's tax year ended on September 30 and fiscal years 2007 through 2010 remain open to examination for the taxing authorities.

NOTE I - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "401(k) Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The 401(k) Plan also allows the Company to make matching and/or discretionary contributions.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased. At December 31, 2010, the Company was not a party to such financial instruments.

At December 31, 2010, the amount due from the clearing broker reflected in the statement of financial condition is due from one clearing broker, a large financial institution.

NOTE K - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The option plans each provide for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Directors of LTS. Stock options granted under the option plans may be incentive stock options or nonqualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee who, at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")).

The exercise price of both incentive and nonqualified options may not be less than 100% of the fair market value of LTS' common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2010, LTS had 23,755,000 options available to grant under the 2009 Option Plan and 1,525,654 nonqualified options available to grant under the 1999 Option Plan.

Stock option activity related to options granted by LTS to the Company's employees under the 1999 Option Plan and related information for the year ended December 31, 2010 are provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	5,675,240	1.22	6.00	$ 1,240
Vested or expected to vest	5,577,843	1.22	5.96	$ 1,220
Options exercisable, December 31, 2010	4,034,740	1.17	5.06	$ 977

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Option Plan and related information for the year ended December 31, 2010 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	535,000	0.95	9.16	$ 123
Vested or expected to vest	415,783	0.94	9.14	$ 98
Options exercisable, December 31, 2010	10,000	0.77	8.69	$ 4

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

A summary of the status of options granted outside the 1999 and 2009 Option Plans at December 31, 2010, and changes during the year then ended are presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	1,475,000	1.05	5.70	$ 177
Vested or expected to vest	1,475,000	1.05	5.70	$ 177
Options exercisable, December 31, 2010	1,475,000	1.05	5.70	$ 177

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

NOTE L - RELATED PARTY TRANSACTIONS

In 2007, the Company entered into a lease with an affiliated entity which expires in January 2012 and which provides for minimum annual payments of $490. The Company has a service agreement with LTS.

On January 19, 2011, the Company borrowed $6,000 from LTS. The loan was in the form of a temporary subordinated loan to supplement the Company's net capital and enabled it to underwrite an initial public offering, in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The loan term is 45 days and the interest rate is 11%.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Ladenburg Thalmann & Co. Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of these parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries in the Check Register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the accompanying Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any additions and deductions from Total Revenue reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eisner Amper LLP

New York, New York
February 25, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017230 FINRA DEC
LADENBURG THALMANN & CO INC 8*8
520 MADISON AVE 9TH FL
NEW YORK NY 10022-4213

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 93,308
B. Less payment made with SIPC-6 filed (exclude interest) 8/11/10 Date Paid		(50,400)
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		42,758
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 42,758
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 42,758	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ladenburg Thalmann & Co Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 16 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,535,590
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	888,753
(4) Reimbursements for postage in connection with proxy solicitation.	17,318
(5) Net gain from securities in investment accounts.	162,097
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest	749
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 13,794	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 143,528	
Enter the greater of line (i) or (ii)	143,528
Total deductions	1,212,445
2d. SIPC Net Operating Revenues	$ 37,323,145
2e. General Assessment @ .0025	$ 93,308

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